STRATUS FUND, INC.
                                 P.O. BOX 85253
                                LINCOLN, NE 68501



                                                   October 5, 2006




Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
               Re:    Stratus Fund Inc.
                      ICA Reg. No. 811-6259
                      Fidelity Bond Filing

Ladies and Gentlemen:

               Pursuant to Section 17(g) of the Investment Company Act of 1940, as amended, and Rule 17g-1 thereunder, I hereby enclose for filing (i) a binder for Investment Company Blanket Bond coverages issued by St. Paul Fire & Marine Insurance Company to Stratus Fund, Inc. (the "Fund"), and (ii) resolutions adopted by the Board of Directors, including a majority of the directors who are not interested persons of the Fund, approving the bond.

               The premium with respect to the bond has been paid through the period ending September 14, 2007.

                                                   Sincerely,

                                                   /s/ Tanya Lebsock

                                                   Tanya Lebsock
                                                   Secretary

SelectOne SM BOND

                                                  TRAVELERS
                                                  MAIL CODE 104F
                                                  385 WASHINGTON STREET
                                                  ST PAUL, MN 55102 - 1118

09/26/2006
UNION AGENCY INC
Rob Thoma
4719 PRESCOTT AVE
LINCOLN, NE 68506-5456
Phone: 402-484-3828

Binder
                   BOND POLICY NUMBER: 463PB0971              PRIOR BOND NUMBER:
--------------------------------------------------------------------------------

We are pleased to offer the following Binder for Investment Company Blanket Bond coverages.

INSURED:              Stratus Funds, Inc.
                      Lincoln, NE 68512

COMPANY:              St. Paul Fire & Marine Insurance Company

TERM:                 09/14/2006 to 09/14/2007

BOND PREMIUM PAYABLE [PRE-PAID]:                               $4,166

This premium includes terrorism coverage at a 1% charge.

BILL TYPE:            Agency Bill
PAYMENT TYPE:         Lump Sum / Full Pay                      1 installments

INSURING AGREEMENTS

ALL INSURING AGREEMENTS ARE SHOWN. A CHECKED CHECKBOX INDICATES
AN AGREEMENT THAT WAS SELECTED BY THE INSURED.

                                               --- Single Loss---                 ---SingleLoss---
                                               Limit of Liability                 Deductible Amount

|X| (A) FIDELITY                                    $825,000                          $15,000
        |X|Data Processing Organizations   SAME AS INSURING AGREEMENT A    SAME AS INSURING AGREEMENT A
        [ ]Partners

|X| (B)AUDIT EXPENSE                       SAME AS INSURING AGREEMENT A    SAME AS INSURING AGREEMENT A

|X| (C)PREMISES                            SAME AS INSURING AGREEMENT A    SAME AS INSURING AGREEMENT A

|X| (D)TRANSIT                             SAME AS INSURING AGREEMENT A    SAME AS INSURING AGREEMENT A


SelectOne SM BOND


INSURING AGREEMENTS

ALL INSURING AGREEMENTS ARE SHOWN. A CHECKED CHECKBOX INDICATES
AN AGREEMENT THAT WAS SELECTED BY THE INSURED.
                                               --- Single Loss---                 ---SingleLoss---
                                               Limit of Liability                 Deductible Amount
|X| (E) FORGERY OR ALTERATION                       $825,000                           $15,000

|X| (F) SECURITIES                                  $825,000                           $15,000

|X| (G) COUNTERFEIT CURRENCY               SAME AS INSURING AGREEMENT A   SAME AS INSURING AGREEMENT A

|X| (H) STOP PAYMENT                       SAME AS INSURING AGREEMENT A   SAME AS INSURING AGREEMENT A

|X| (I) UNCOLLECTIBLE ITEMS OF DEPOSIT     SAME AS INSURING AGREEMENT A   SAME AS INSURING AGREEMENT A

[ ]COMPUTER SYSTEMS

|X|VOICE INITIATED TRANSACTIONS                     $825,000                           $15,000

|X|TELEFACSIMILE                                    $825,000                           $15,000

|X|UNAUTHORIZED SIGNATURE                           $825,000                           $15,000

[ ]REGISTERED REPRESENTATIVES

|X|EXTORTION -- THREATS TO PERSONS AND PROPERTY     $825,000              SAME AS INSURING AGREEMENT A


TERRORISM                                                               PREMIUM
|X| TERRORISM                                                             $41


ENDORSEMENTS
FORM #         FORM TITLE
ICB001     Investment Company Blanket Bond Declarations Page
ICB005     Investment Company Blanket Bond Form
ICB010     Named Insured Endorsement
ICB011     Computer Systems
ICB012     Unauthorized Signature
ICB013     Telefacsimile Coverage
ICB014     Voice Initiated Transactions
ICB031     Worldwide Coverage - Counterfeit Currency
ND044      Important Notice Regarding Independent Agent And Broker Compensation

SelectOne SM BOND

PROPOSAL SUBJECTIVITIES - FOR INVESTMENT COMPANY BLANKET BOND

|X|Completion of the St. Paul Travelers Investment Company Blanket Bond Application (ICB003) with an original signature, dated on or before the effective date of coverage.


Thank you for considering the St. Paul Travelers for your client's specialty insurance coverages. Please call if you have any questions regarding the terms and conditions offered here.


Ryan Anderson                           TELEPHONE: 651/310-3481
Account Exec, FPS                       FACSIMILE: 651/310-5490
                                        E-MAIL ADDRESS: RTANDERS@travelers.com

                             SECRETARY'S CERTIFICATE
                               STRATUS FUND, INC.

               The undersigned Tanya Lebsock hereby certifies that she is the duly elected and acting Secretary of Stratus Fund, Inc. (the "Registrant"), a Minnesota corporation, and that the following is a true, correct and complete copy of resolutions unanimously adopted by the Board of Directors of the Registrant, including those directors who are not "interested persons" of the Registrant, by written consent effective October 5, 2006:

               RESOLVED, that the proper officers be, and they hereby are, authorized to execute an Investment Company Blanket Bond with St. Paul Fire & Marine Insurance Company, with a coverage limit of $825,000, on behalf of the Fund.

               FURTHER RESOLVED, that the officers of the Fund are hereby directed to:

               1. File with the Securities and Exchange Commission ("SEC") (i) a copy of the bond, (ii) a copy of each resolution of the Board of Directors, including a majority of the Directors who are not "interested persons," approving such bond, and (iii) a copy of any amendment to such Agreement;

               2. File with the SEC, in writing, within five days after the making of a claim under the bond by the Fund, a statement of the nature and amount thereof;

               3. File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Fund; and

               4. Notify by registered mail each member of the Board of Directors at his last known residence of (i) any cancellation, termination or modifications of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under the bond by the Fund at any time the filings required under 2 and 3 above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.

               IN WITNESS WHEREOF, I have executed this Certificate effective October 5, 2006.


                                                   /S/ TANYA LEBSOCK
                                                   Tanya Lebsock
                                                   Secretary